

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 21, 2008

Clyde Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re:** **Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal-Year ended February 2, 2008**
> **Filed March 28, 2008**
> **File No. 000-30877**

Dear Mr. Hosein:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief